Encore Brands, Inc.
502 East John Street
Carson City, Nv 89706

August 10, 2009

United States Security
and Exchange Commission
Attn: Division of Corporation Finance
Office of Beverages c/o Pamela Howell
100 F Street, North East
Washington, DC 20549

Subject:  Encore Brands, Inc. Form S-1A, File # 333-156612

Dear Ms. Howell:

Enclosed are our responses to your comments of August 5th 2009.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find the exhibits the Commission requested and a copy of the “redlined” amendment for comparison purposes.  This document is also “marked” by comment number to assist in your review process.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact me directly at 818-264-6465 or fax any response to 775-201-8331.

Sincerely;

/s/ Gareth West
Gareth West,
President

Use of Proceeds, page 13

1.  We reissue in part comment two from our letter dated march 31, 2009. We are still unable to locate the corresponding footnotes to the numbers in the table. In addition, we note the asterisk that indicates those areas where you will need to cut back if a significant amount of funds are not received. Please revise to clarify in more detail these cuts. For example, clarify whether you will cut a particular item in its entirety or whether you will simply reduce each amount. Explain your plan to reduce your costs in the "most effective way" to proceed with your business plan if you raise less than 25% of the offering. Lastly, discuss with more specificity the use of proceeds if you raise less than 10% of the offering and therefore abandon your development and expansion plans.

Answer: revised

2.  We reissue comment number three from our letter dated march 31 2009. We continue to note the disclosure that "the amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our efforts. The chart above represents our best estimate of our allocation of the net proceeds of this offering based upon current plans and estimates regarding anticipated expenditures. Actual expenditures may vary substantially from these estimates." We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which states "the registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated." Please revise to provide the specific contingencies that may result in a variation from the use of proceeds and specify the alternatives to the use of proceeds in the event of such contingencies.

Answer: revised

General Information, page 16

3. We reissue in part comment four from our letter dated March 31, 2009. Please include the estimated costs associated with each milestone. Also, clarify what are considered "sufficient funds" to proceed with your business plan.

Answer:  we can only assume you are referring to this section found in MDA on page 47?

Upon completion of our public offering, our specific goal is to profitably distribute and market Ecstasy Brand Liqueur. We intend to accomplish the foregoing through the following milestones:

1.
Complete our public offering. We believe this could take up to 180 days from the date the Securities and Exchange Commission declares our offering effective. We will not begin operations until we have closed this offering. We intend to concentrate all of our efforts on raising as much capital as we can during this period.  The costs associated with our filing are estimated at $46,000

2.
After completing the offering, we will hope to hire a marketing focused team to create significant sales of unique noncompeting brands on and off premise in the U.S. market place. Our marketing plan includes partnering with traditional and online media, attracting celebrity brand ambassadors and producing unique ad campaigns and promotions for each brand. Product placement and event sponsorship will also be used to create awareness and drive sales. This will be an immediate need of the Company and will be ongoing from the commencement of operations. A detailed breakdown of distribution costs for 24 months is set forth in the Use of Proceeds section of this prospectus,

3.
Since dealer support is critical, we will also build ties with highly-capable distributors across the United States; the most notable of these is the nation’s largest distributor, Southern Wine Spirits of America (SWS) as well as services of regional distributors, such as Edison Liquor Corp for Wisconsin, Empire in Georgia, Burke in Massachusetts, and Fedway Associates Inc. for New Jersey. We believe we can accomplish this approximately 90 days after we complete our public offering. The costs associated with this depend on how much capital we can raise. A detailed breakdown of distribution costs for 24 months is set forth in the Use of Proceeds section of this prospectus,

4.
We intend to identify a key market demographic and focus on that consumer till reaching an awareness and mass level to move to a wider distribution presence including retail. Utilizing relevant communications and grass roots marketing, Encore will make the brand resonate in the consumers mind and be a part of their behavior. By creating pivotal catalysts for trial and awareness, Encore will leverage the distribution network to support the key markets serving this demographic and utilize additional broker support when Encore’s own inside sales people are not available. This will be an immediate need of the Company and will be ongoing from the commencement of operations. The costs associated with this depend on how much capital we can raise. A detailed breakdown of distribution costs for 24 months is set forth in the Use of Proceeds section of this prospectus

If we cannot generate sufficient revenues to continue operations, we will suspend or cease operations.

Certain Relationships and Related Party Transactions, page 47

4.  We reissue comment five from our letter dated March 31, 2009. Revise this section to discuss the related party transaction with Encore Brands LLC.

Answer: Encore Brands Inc has entered into a license agreement with Encore Brands LLC   pursuant to which Encore Brands Inc has the limited exclusive right to sell, distribute and market Ecstasy Brand Liqueur in the United States of America and Canada.

Encore Brand Inc has issued to Encore Brands LLC 1,500,000 shares of its common stock @ $.001 ($1,500) as full and adequate compensation for the exclusive rights to sell and distribute Ecstasy Brand Liqueur in the United States and Canada.  Terms of the agreement are 36 months.